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DIRECT LINE                      October 7, 2004                   SINGAPORE
212-310-8566                                                         WARSAW
michael.lubowitz@weil.com                                      WASHINGTON, D.C.



VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

             Re: REGISTRATION STATEMENT ON FORM S-4 OF BUILDING MATERIALS CORPORATION OF AMERICA

Ladies and Gentlemen:

                  On behalf of our client, Building Materials Corporation of America, a Delaware corporation (the "Issuer"), and in connection with the registration under the Securities Act of 1933, as amended, of up to $200,000,000 in aggregate principal amount of the Issuer's 7-3/4% Senior Notes due 2014 issuable in the proposed exchange offer for $200,000,000 in aggregate principal amount of the Issuer's 7-3/4% Senior Notes due 2014, transmitted herewith for filing is the Registration Statement, together with certain exhibits.

                  A filing fee of $25,340.00 was deposited by wire transfer into the Commission's account at Mellon Bank, account number 910-8739, on October 6, 2004.

                  We respectfully request that the staff advise the undersigned at (212) 310-8566 of any comments that the staff may have.

                                                     Very truly yours,

                                                     /s/ Michael E. Lubowitz

                                                     Michael E. Lubowitz